Exhibit 99.3

COLLEEN BAL, State Bar No. 167637

CHARLES TAIT GRAVES, State Bar No. 197923

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105-1126

Telephone: (415) 947-2000

Facsimile:  (415) 947-2099

Email:	cbal@wsgr.com tgraves@wsgr.com
Attorneys for Defendant and Cross-Complainant Arista Networks, Inc.

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

UNLIMITED JURISDICTION

OPTUMSOFT, INC, a California corporation,	)	CASE NO.: 114CV263257
)
Plaintiff,	)	Complaint Filed: April 4, 2014
)
v.	)	ARISTA NETWORKS, INC.’S
	)	CROSS-COMPLAINT AGAINST
ARISTA NETWORKS, INC., a Delaware	)	OPTUMSOFT, INC.
corporation,	)
	)	JURY TRIAL DEMANDED
Defendant.	)
)
)
)
)
ARISTA NETWORKS, INC., a Delaware	)
corporation,	)
)
Cross-Complainant,	)
vs.	)
)
OPTUMSOFT, INC, a California corporation,	)
)
)
Cross-Defendant.	)
)

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	1	CASE NO: 114CV263257

For its Cross-Complaint against Plaintiff and Cross-Defendant Optumsoft, Inc. (“Optumsoft”), Defendant and Cross-Complainant Arista Networks, Inc. (“Arista”) hereby alleges on personal knowledge as to itself and on information and belief as to others, as follows:

INTRODUCTION

1. This case involves an all too common scenario: a successful company about to go public (Arista) sued by a failing company seeking a Hail Mary to rescue it (Optumsoft). The failing company fabricates a claim to own the successful company’s intellectual property, in the hope of disrupting the IPO and securing some payoff in the process. Optumsoft’s attempt here is especially weak given the extraordinary disconnect between the claims it now asserts versus its words and actions over the past decade.

2. In 2004, Arista licensed a new and untested software development tool from Optumsoft called TACC (“Types, Attributes and Constraints Compiler”). As is common in software licenses, the parties agreed that, to the extent Arista recognized flaws in Optumsoft’s TACC tool and fixed them, Optumsoft would own the fixes. Optumsoft now demands much more: not only the fixes Arista made to Optumsoft’s TACC tool, but also anything Arista developed that might somehow make the tool “better.” Thus, under Optumsoft’s theory, there are effectively no limits to what Optumsoft can claim to own.

3. No company would ever license a development tool to write software if use of the tool would transfer to the toolmaker ownership of the company’s software. But that is the absurd deal Optumsoft now claims Arista struck.

4. Optumsoft’s contrived-for-litigation theory flies in the face of the written Agreement, Optumsoft’s own behavior, and common sense:

•

When the parties entered the Agreement, both understood that Arista would use Optumsoft’s TACC tool to develop Arista’s own software, now known as EOS (“Extensible Operating System”). Arista never agreed, and the Agreement does not say, that Optumsoft would own anything Arista developed for EOS.

•

Throughout the parties’ almost ten-year relationship, Optumsoft repeatedly confirmed that Arista owned EOS. For example, Optumsoft asked Arista to grant a third party a license to a central component of EOS, something it would never have done unless Optumsoft understood that Arista owned it. In addition, Optumsoft never complained or questioned that Arista maintained ownership and

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	2	CASE NO: 114CV263257

control over EOS components. And while Optumsoft placed copyright notices on the TACC-related software components it believed it owned, it declined to place notices on EOS components, again acknowledging that EOS was belongs to Arista and not Optumsoft.

5. Arista brings this Cross-Complaint to defeat Optumsoft’s fabricated claims and to obtain from the Court a declaration of what Optumsoft has itself acknowledged again and again – that Arista owns the EOS software that it created.

PARTIES

1. Defendant and Cross-Complainant Arista Networks, Inc. is a corporation incorporated under the laws of the State of Delaware and is headquartered in Santa Clara, California.

2. Plaintiff and Cross-Defendant Optumsoft, Inc. is a corporation incorporated under the laws of the State of California and is headquartered in Menlo Park, California.

JURISDICTION AND VENUE

3. Jurisdiction is proper because Optumsoft is headquartered in Santa Mateo County, California and therefore is subject to general jurisdiction in California.

4. Venue is proper in Santa Clara County because, pursuant to Code of Civil Procedure Section 428.10, this cross-complaint is brought in an action Optumsoft filed against Arista in this County.

5. Venue is proper in this Court pursuant to California Code of Civil Procedure Section 395, because the contract at issue was made or to be performed in Santa Clara County, the parties either transact business, have an agent, or are found within the State of California, and more particularly, within Santa Clara County, and are within the jurisdiction of this Court, and the unlawful conduct alleged herein was carried out and/or had effects in the State of California, including Santa Clara County.

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ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	3	CASE NO: 114CV263257

BACKGROUND

Arista and Optumsoft’s Common Founding by David Cheriton in 2004

6. Arista and Optumsoft were both founded in 2004. David Cheriton co-founded Arista with Andreas Bechtolsheim and Kenneth Duda. Cheriton also separately founded Optumsoft. Over the years, the two companies had offices in the same building and, from inception until late 2013, a common software development environment.

7. Cheriton is a director and the majority shareholder of Optumsoft, as well as its sole investor.

8. From October 2004 until March 1, 2014, Cheriton was also a director of Arista, as well as its largest shareholder (taking into account the 2010 David R. Cheriton Irrevocable Trust dated July 27, 2010, for the benefit of Cheriton’s minor children). In his roles as a founder and director of Arista, Cheriton was deeply involved in knowing and setting the direction of Arista’s software development and had intimate knowledge of its software efforts over the years.

The 2004 License Agreement

9. Arista and Optumsoft entered into a written License Agreement as of November 30, 2004, pursuant to which Arista licensed from Optumsoft a software development tool written by Cheriton and known as TACC. The TACC tool comprises a compiler and a runtime library. The license to Arista is perpetual, irrevocable and royalty-free. A copy of the Agreement is attached as Exhibit A.

10. At the time the parties entered into the Agreement, the TACC tool had never been previously licensed or used by any other company, and it needed substantial troubleshooting. Arista served as the “guinea pig” for TACC. Thus, Optumsoft benefited greatly from the license arrangement even though it was royalty-free, because Arista’s work and feedback helped turn TACC into a useable development tool. In addition, in consideration for the license to the TACC tool, Cheriton personally received additional non-vesting common shares in Arista.

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	4	CASE NO: 114CV263257

11. At the time the parties entered into the Agreement, both understood that Arista would use Optumsoft’s TACC tool to develop Arista’s network operating system, which came to be known as EOS.

12. Pursuant to the plain terms of the Agreement, Arista agreed that it would assign to Optumsoft any changes and revisions it made to the licensed TACC software tool itself. It did not agree to assign to Optumsoft anything else that generally “makes TACC better,” as Optumsoft now claims.

13. The Agreement states:

“Optumsoft and its licensors retain all title to and, except as expressly and unambiguously licensed herein, all rights and interest in (i) the Software, all copies, modifications, and derivative works thereof (by whomever produced), and (ii) all copyright rights, patent rights, trade secret rights and all other intellectual property and proprietary rights anywhere in the world in the Software. The Software is licensed to Licensee and is not sold. Licensee specifically acknowledges that Optumsoft is granting the license herein in consideration of its right to own any improvements, corrections, or modifications to the Software, and any derivative works thereof, made by or for Licensee. Accordingly, any modifications to or derivative works of the Software made by Licensee and its employees or consultants shall be works made for hire, shall be the sole property of Optumsoft, and shall be ‘Software’ for all purposes hereunder.”

14. Other than this carve-out in the 2004 Agreement, all other software that Arista developed is owned exclusively by Arista. Arista never agreed to give up its rights to any software components it developed for EOS.

Arista Enjoys Tremendous Success While Optumsoft Languishes

15. Over the course of years, Arista hired many employees and worked hard to develop EOS, investing approximately one thousand man-years into EOS development. Arista and EOS thrived. As of today, nearly a decade after its founding, Arista is a leading supplier of cloud networking solutions that use software innovations to address the needs of large-scale

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	5	CASE NO: 114CV263257

Internet companies, cloud service providers and next-generation data centers for enterprises. In 2013, Arista achieved the #2 position in the market for 10, 40, and 100 Gigabit Ethernet switch ports shipped, excluding blade switches, according to independent market research. EOS is at the core of Arista’s cloud networking platform.

16. During the same period, Arista made a large number of fixes to the TACC tool, and provided them to Optumsoft.

17. Arista’s success stands in marked contrast to Optumsoft’s lack of progress. Optumsoft never expended significant resources to develop or market its own business. Optumsoft has obtained few if any customers for TACC. And it has enjoyed almost no success or recognition.

The Parties’ Course of Conduct Demonstrates Optumsoft’s Narrow Ownership Rights

18. Because the companies shared a common software development environment from inception through late 2013, Optumsoft was fully aware of Arista’s software development and had access to Arista’s source code. Optumsoft therefore knew or should have known that Arista maintained ownership and control over software components that Optumsoft now claims, years later, Arista was required to assign to Optumsoft.

19. Over the years, Optumsoft’s course of conduct – including in particular the conduct and statements of David Cheriton on Optumsoft’s behalf and subsequent agreements – demonstrated Optumsoft’s belief that the ownership provision of the 2004 Agreement should be interpreted narrowly, such that Optumsoft does not own the software components it now claims.

20. For instance, Optumsoft now claims rights in elements of a software package developed by Arista called “SysDB,” which is part of EOS. This claim is directly refuted by Cheriton’s pre-litigation conduct showing Optumsoft’s awareness that Arista owns SysDB. In 2008, Cheriton encouraged Arista to enter into an agreement to license SysDB to a third party company called Aster Data, urging Arista’s Kenneth Duda “please can we move ahead with [the Aster Data deal].” Notably, Optumsoft separately licensed its TACC tool to Aster Data around the same time.

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	6	CASE NO: 114CV263257

21. Optumsoft would not have asked Arista to license SysDB to Aster Data in 2008 unless Optumsoft believed that Arista, and not Optumsoft, owned SysDB. Indeed, under Optumsoft’s current theory that Optumsoft owns SysDB under the terms of the 2004 Agreement, Optumsoft’s license to Aster Data of the TACC tool would have already encompassed SysDB, making a second license from Arista redundant (and ineffective). This conflict between Optumsoft’s pre-litigation conduct and its current litigation position concerning the scope of the ownership provision in the 2004 Agreement cannot be reconciled.

22. Other pre-litigation conduct and subsequent agreements by Optumsoft belie a much narrower understanding of the ownership provision than it currently advocates in the litigation. For instance, in or around 2008, Optumsoft undertook a project to put Optumsoft’s copyright notices on all of the TACC-related software components that it believed it owned. Optumsoft only put those notices on components located within a particular software package containing TACC files. It did not seek to put its copyright notices on Arista-developed EOS components outside of the TACC package even though it had access to them – including to components Optumsoft now claims to own.

23. Further, Cheriton admitted in 2012 that one of the EOS components Optumsoft now claims to own is so different from TACC that he did not believe Arista should even develop it. Cheriton sought to convince Arista not to “waste” the resources to build the component, deeming it incompatible with the existing architecture. Cheriton maintained that “[f]rom a risk standpoint, it would clearly be safer to first try to extend/improve what we have than to take on a whole different approach…” By his words and actions, Cheriton admitted that the component was never an extension of TACC, and was instead something entirely distinct.

24. For years, Optumsoft recognized Arista’s ownership of the software at issue. As a result, Arista continued to use the TACC development tool to build its EOS software. Arista would never have used the TACC tool to build EOS in the first place if Optumsoft had expressed at the time the parties entered into the Agreement, or during the course of their long relationship since 2004, its current view that Arista’s use of the TACC tool to assist its development of EOS would give Optumsoft broad ownership rights in Arista-developed EOS software components.

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	7	CASE NO: 114CV263257

25. And, indeed, if Cheriton actually believed that Arista’s use of the TACC development tool granted Optumsoft broad ownership rights over Arista-developed EOS components, he did not tell Arista. His fiduciary duties as a director of Arista, requiring good faith, honesty and full disclosure, would have required him to advise Arista that its use of TACC threatened its ownership interest in EOS components. But that was a disclosure Cheriton did not make.

26. Optumsoft’s access to the common software development environment and to Arista’s source code was under a written confidentiality and non-disclosure agreement in which Optumsoft recognized Arista’s exclusive rights in Arista’s source code. Optumsoft was restricted from accessing, copying or using Arista’s code or related intellectual property to develop Optumsoft’s TACC tool or any other Optumsoft software.

Optumsoft and Cheriton Assert Years-Old Claims Against Arista on the Eve of its IPO

27. In or around 2013, Arista began to plan its initial public offering. While that information was unknown to the general public, it was certainly known to Cheriton due to his role as a director of Arista.

28. In 2013, as Arista was preparing for the IPO, Optumsoft made a dramatic about-face and asserted broad ownership rights in Arista-developed EOS software components. Optumsoft’s newly-asserted claims cannot be reconciled with the actual terms of the 2004 Agreement, the parties’ original intent behind the 2004 Agreement, or their long course of conduct and communications.

29. On March 31, 2014, Arista publicly filed for its initial public offering.

30. Later that week, Optumsoft filed the current action against Arista. Thus, having for years recognized Arista’s ownership of the components now in dispute, Optumsoft timed the lawsuit to take advantage of Arista during this period to try to exert unjustified pressure, untethered to the merits of the dispute.

31. Among other things, Optumsoft’s lawsuit seeks to require Arista to pay “license fees and royalties,” contrary to both the royalty-free terms of the Agreement and Cheriton’s prior admission that Arista would never owe Optumsoft money for a TACC license since “Arista either owns a module or else has perpetual royalty-free rights to same.”

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	8	CASE NO: 114CV263257

32. Arista therefore seeks a declaration of its rights under the 2004 Agreement, to include Arista’s ownership of the disputed software components Optumsoft now claims to own, as well as Arista’s ownership of any similarly-situated, future software development.

FIRST CROSS-CLAIM FOR RELIEF

(Declaratory Relief)

33. Arista hereby incorporates paragraphs 1 though 32, as alleged above.

34. There is an actual and present controversy between Arista and Optumsoft concerning the Agreement’s terms regarding ownership of intellectual property. Arista has an interest in the rights and duties of the parties under the Agreement.

35. Arista has not breached the Agreement. It has properly assigned ownership of materials it developed to Optumsoft where the Agreement vests ownership in Optumsoft, and Arista has properly retained ownership of all other materials.

36. Optumsoft has fabricated a litigation-driven position regarding ownership terms of the Agreement, pursuant to which it seeks ownership of Arista-developed materials that Arista properly owns. As a result, the parties have a dispute regarding their legal rights under the Agreement.

37. A judicial declaration therefore is necessary to establish that the parties’ mutual intent at the time of contract formation, the text of the Agreement, and the parties’ course of performance and subsequent agreements mandate Arista’s ownership of the disputed software and related intellectual property, as well as Arista’s ownership of any similarly-situated, future software and related intellectual property.

PRAYER FOR RELIEF

Arista requests that the Court enter judgment as follows:

(1)	That Optumsoft take nothing from Arista by its complaint;

(2)	For judgment in favor of Arista;

(3)	For costs and attorneys’ fees and expert witness fees and court hearing costs;

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	9	CASE NO: 114CV263257

(4)	For a declaration that Arista owns all software in dispute and any similarly-situated software developed in the future, and all related intellectual property; and

(5)	For such other and further relief as this Court deems just and proper.

Dated: April 14, 2014	WILSON SONSINI GOODRICH & ROSATI

By:

Colleen Bal

Attorneys for Defendant and Cross-Complainant Arista Networks, Inc.

ARISTA’S CROSS-CLAIM AGAINST OPTUMSOFT	10	CASE NO: 114CV263257

EXHIBIT A

OPTUMSOFT INC.

License Agreement

This License Agreement (this “Agreement”) is entered into as of November 30, 2004   (the “Effective Date”) by and between Optumsoft, Inc., a California corporation with its principal offices at 131 Cowper Street, Palo Alto, CA 94301 (“Optumsoft”), and Arastra, Inc., a California corporation with its principal offices at 3475 Deer Creek Rd, CA 94304 (“Licensee”). The parties agree as follows:

1. License Grant. Subject to the terms and conditions of this Agreement, Optumsoft grants Licensee a non-exclusive license to install, download, modify and/or use the software product described on Exhibit A hereto (together with any accompanying documentation, the “Software”), only in the manner and for the purpose described in Exhibit A (the “Licensed Use”). The license is also non-revocable and, in the event that Arastra is acquired, may be assigned to the acquiring entity. No rights or licenses in the Software are granted to Licensee other than those rights expressly granted in this Agreement.

2. Licensed Uses. Licensee may install and use the Software for the Licensed Use only on Arastra machines, provided that (a) Licensee shall take reasonable steps to ensure that only employees and consultants of Licensee who have signed NDA’s (as defined below) have access to the object code or user interfaces of the Software, and (b) Licensee shall ensure that only the employees shall have access to the source code of the Software, and that all of such employees have signed NDA’s. Licensee may use the Software only for its internal business purposes, and shall not sublicense or distribute the Software or use the Software to provide services to any third party, provided that Licensee may use, distribute and sublicense the Incorporated Software (as defined in Exhibit A) pursuant to the provisions of Exhibit A. Licensee make or have made as many copies of the Incorporated Software as Licensee reasonably desires in connection with its use and distribution of Licensee products incorporating the Incorporated Software. For purposes of this agreement “NDA” means an enforceable written agreement pursuant to which a consultant or employee who has access to the Software as a result of their relationship with Licensee is required to keep Confidential Information of Optumsoft (as defined below) strictly confidential, and pursuant to which such employee or consultant’s inventions relating to Software will be owned by or assigned to Optumsoft. The Arastra employee agreement is acceptable as an NDA under this definition.

3. Ownership. Optumsoft and its licensors retain all title to and, except as expressly and unambiguously licensed herein, all rights and interest in (i) the Software, all copies, modifications, and derivative works thereof (by whomever produced), and (ii) all copyright rights, patent rights, trade secret rights and all other intellectual property and proprietary rights anywhere in the world in the Software, The Software is licensed to Licensee and is not sold. Licensee specifically acknowledges that Optumsoft is granting the license herein in consideration of its right to own any improvements, corrections, or modifications to the Software, and any derivative works thereof, made by or for Licensee. Accordingly, any modifications to or derivative works of the Software made by Licensee and its employees or consultants shall be works made for hire, shall be the sole property of Optumsoft, and shall be “Software” for all purposes hereunder. If Licensee or its consultant is nevertheless deemed to be the owner of any such works, it agrees to sign (and to cause its employees and consultants to sign) such assignments as are necessary to vest ownership of such works in Optumsoft. Licensee agrees to deliver copies of all improvements, corrections, modifications, and derivative works whenever requested by Optumsoft.

4. Restrictions and Cooperation. Licensee agrees to cooperate with Optumsoft and its licensors in connection with their efforts to protect their copyright and other legal rights in the Software. Optumsoft may, from time to time, request the implementation of additional security measures for the Software, and Licensee shall cooperate with such measures. In addition, Licensee agrees to execute (or cause its employees or consultants to execute) any applications, assignments, or other documents or perform any other acts reasonably requested by Optumsoft in order to assist Optumsoft in securing and protecting its ownership of works created by or for Licensee that are property of Optumsoft pursuant to Section 3 hereof.

5. Consideration. The Licenses herein are granted free of any license fees and royalties, subject to Licensee’s compliance with all of the covenants herein set forth, including without limitation the provisions of Section 3 and 4.

6. Support and Maintenance. Optumsoft shall have no support or maintenance obligations to Licensee with respect to the Software, but shall deliver such modifications, improvements, additions, updates and upgrades as it determines in Optumsoft’s sole discretion to make available to Licensee, all of which shall be “Software” for all purposes hereunder.

7. Indemnities. Licensee shall defend, indemnify and hold Optumsoft harmless from and against any and all damages, liabilities, costs and expenses (including, without limitation, attorneys’ fees) (“Losses”) arising out of Licensee’s breach of its obligations under this Agreement, Optumsoft’s enforcement of its rights hereunder, and any third-party claims resulting from Licensee’s distribution to third parties of Incorporated Software. In addition, each party (the “Indemnifying Party”) agrees to indemnify there other party (the “Indemnified Party”) from and against any and all Losses resulting from a third-party claim that the Software violates any patent, copyright or trade secret rights of such third party, if and only to the extent such claim results from a grossly negligent or intentional violation of such third party’s rights by the Indemnifying Party or any employee or consultant given access to the Software by such Indemnifying Party.

8. Term and Termination. This Agreement will become effective on the Effective Date and will remain in force until terminated by Arastra by it giving written notice of termination to the Optumsoft. Licensee agrees to destroy all copies of the Software and any confidential information of Optumsoft in its possession immediately upon any termination of this Agreement and, if requested by Optumsoft, to provide a certificate of such destruction signed by an officer of Licensee.

9. Confidentiality. Licensee acknowledges that the Software contains valuable trade secrets of Optumsoft and other information proprietary to Optumsoft and its licensors. Licensee shall: (i) keep confidential such trade secrets and proprietary information, including without limitation all information concerning ideas and algorithms related to the Software, (ii) disclose such information only to its employees and agents to the extent required to use the Software under the terms of this Agreement and (iii) bind its employees, consultants, agents and other third parties in writing to maintain the confidentiality of such trade secrets and proprietary information and not use or disclose such information except as permitted in this Agreement.

10. Disclaimer of Warranties. THE SOFTWARE IS PROVIDED “AS IS” WITHOUT ANY WARRANTY OF ANY KIND INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT. OPTUMSOFT DOES NOT WARRANT THAT THE SOFTWARE IS ERROR-FREE OR THAT IT WILL OPERATE WITHOUT INTERRUPTION. OPTUMSOFT DOES NOT WARRANT, GUARANTEE OR MAKE ANY REPRESENTATION REGARDING THE USE, OR THE RESULTS OF THE USE OF THE SOFTWARE INCLUDING, WITHOUT LIMITATION, THE CORRECTNESS, ACCURACY OR RELIABILITY OF SUCH USE OR RESULTS. LICENSEE ACKNOWLEDGES AND AGREES THAT OPTUMSOFT IS NOT RESPONSIBLE FOR AND WILL HAVE NO LIABILITY FOR HARDWARE, SOFTWARE OR OTHER ITEMS OR ANY SERVICES PROVIDED BY ANY PERSONS OTHER THAN OPTUMSOFT.

11. Limitation of Liability. TO THE MAXIMUM EXTENT PERMITTED BY LAW, OPTUMSOFT WILL NOT BE LIABLE WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR (i) ANY AMOUNTS IN EXCESS IN THE AGGREGATE OF THE AMOUNTS PAID BY LICENSEE FOR THE SOFTWARE, (ii) ANY LOST DATA OR OTHER SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF GOODWILL, WORK STOPPAGE, COMPUTER FAILURE OR MALFUNCTION, LOSS OF DATA, OR ANY AND ALL LOST PROFITS, EVEN IF OPTUMSOFT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR (III) THE COST OF PROCURING SUBSTITUTE GOODS, SERVICES OR TECHNOLOGY. THE LIMITATION OF LIABILITY SET FORTH IN THIS SECTION 11 SHALL NOT APPLY TO THE EXTENT PROHIBITED BY APPLICABLE LAW.

12. Compliance with Laws. Licensee shall be solely responsible for complying with all applicable laws, statutes, rules, regulations and ordinances of the country or territory (“Territory”) in which Licensee uses the Software and shall indemnify Optumsoft for any claims, damages or costs arising from any claim related to or arising from violation of such laws, statutes, rules, regulations or ordinances by Licensee in relation to the Software or this Agreement. If Licensee receives any notice or becomes aware of any violation of any law, statute, rule, regulation or ordinance of the Territory by the Software or the use thereof, Licensee shall promptly notify Optumsoft of such notice or violation.

13. Export. Licensee represents, warrants and agrees that it will not, directly or indirectly, export, re-export or transmit the Software or any part thereof to any country in which such export, re-export or transmission is restricted by any applicable U.S. regulation or statute, or to Cuba, North Korea, Iran, or Sudan or to any Group D:1 or E:2 country (or any national of such country) specified in the current NOI to Part 740 of the U.S. Export Administration Regulations (or any successor regulations or supplement) without the prior written consent of both Optumsoft and, if required, of the Bureau of Export Administration of the U.S. Department of Commerce, or such other governmental entity as may have jurisdiction over such export or transmission. Licensee shall otherwise comply with all applicable export control laws of the United States and the Territory.

14. Miscellaneous. A party’s failure to exercise or its delay in exercising any rights hereunder will not be deemed to be a waiver of such right. If any provision of this Agreement shall be held by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable. This Agreement shall be construed pursuant to the laws of the State of California and the United States without regard to conflicts of laws provisions thereof and without regard to the United Nations Convention on Contracts for the International Sale of Goods. Licensee irrevocably submits to the jurisdiction of any state or federal court sitting in Santa Clara County, California, United States of America, and consents to venue in such forum with respect to any action or proceeding that relates to this Agreement. No amendment to or modification of this Agreement will be binding unless in writing and signed by a duly authorized officer of Optumsoft. The provisions of Sections 3-5 and 7-11 and this Section 14 shall survive termination of this Agreement. This Agreement is in the English language only, which language shall be controlling and any revision of this Agreement in any other language shall not be binding. Both parties agree that this Agreement is the complete and exclusive statement of the mutual understanding of the parties and supersedes and cancels all previous written and oral agreements and communications relating to the subject matter of this Agreement; provided, however, that if Licensee has manually executed (or in the future manually executes) another agreement with Optumsoft governing Licensee’s use of the Software, then to the extent that such other agreement contains terms and conditions additional to or in conflict with the term and conditions hereof, such other agreement will prevail.

In witness whereof, the parties hereto have executed this Agreement as of the Effective Date.

Optumsoft, Inc.		Arastra, Inc.

By		By

Name	David Cheriton	Name	ANDREAS BECHTOLSHEIM

Title	Director	Title	DIRECTOR

EXHIBIT A

Description of Software:

The computer software system called TACC, computer object schema compiler and supporting run-time framework software (in source and object code format) and associated documentation (the “Software”). The term “Software” does not include data-compiler output resulting from Licensee-specified inputs, which shall be the property of Licensee. To the extent run-time software is incorporated in object code format in one or more software products of Licensee, it shall be “Incorporated Software” hereunder.

Licensed Use: The Software may be used for internal business purposes and modified. Licensee may sublicense Incorporated Software directly or through distributors to end users pursuant to distribution agreements and end-user licenses containing reasonable and customary restrictions on use. Licensee shall ensure that the source code of the Software is not disclosed to or used by anyone except the Employees or Consultants covered by an NDA, and shall not copy, use, disclose, distribute, sell or sublicense any portion of the Software except as expressly permitted in the License Agreement, including this Exhibit A.